UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 3)

TENDER OFFER STATEMENT

UNDER SECTION 14(D)(1) OR SECTION 13(E)(1) OF THE

SECURITIES EXCHANGE ACT OF 1934

ev3 INC.

(Name Of Subject Company (Issuer))

COVIDIEN GROUP S.A.R.L.

COV DELAWARE CORPORATION

(Names of Filing Persons (Offerors))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

26928A200

(CUSIP Number of Common Stock)

Michelangelo Stefani

Covidien Group S.a.r.l.

3b Bld Prince Henri

L-1724, Luxembourg

Telephone: +352 266 379 31

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing persons)

with copies to:

Paul Kinsella

Ropes & Gray LLP

One International Place

Boston, Massachusetts 02110

Telephone: (617) 951-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$2,767,357,665	$197,313

*	Estimated solely for purposes of calculating amount of filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934. The transaction value was calculated by multiplying $22.50, which is the purchase price in the Offer, by the number of outstanding shares of Common Stock (the “Shares”) of ev3 Inc. (“ev3”) as of June 7, 2010 which consists of 114,792,961 Shares issued and outstanding (including 1,896,889 restricted Shares subject to vesting), 7,984,262 in-the-money options to purchase Shares and 216,451 Shares underlying restricted stock units.

**	The amount of filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 4 for fiscal year 2010 issued by the Securities and Exchange Commission. Such fee equals .00713% of the transaction value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$197,313
Form or Registration No.:	Schedule TO-T
Filing Party:	COV Delaware Corporation
Date Filed:	June 11, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 3 to the Tender Offer Statement on Schedule TO (this “Amendment”), filed with the Securities and Exchange Commission on June 28, 2010, amends and supplements the Tender Offer Statement on Schedule TO originally filed on June 11, 2010, as amended (the “Schedule TO”), and relates to a tender offer by COV Delaware Corporation, a Delaware corporation (the “Offeror”) and a wholly owned subsidiary of Covidien Group S.a.r.l., a Luxembourg company (“Parent”), to purchase all of the outstanding shares of Common Stock, par value $0.01 per share (the “Shares”), of ev3 Inc., a Delaware corporation (the “Company”), at a purchase price of $22.50 per Share, paid to the seller in cash, without interest thereon, less any applicable withholding taxes, and subject to the conditions set forth in the Offer to Purchase dated June 11, 2010 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the “Offer”). This Amendment is being filed on behalf of the Offeror and Parent.

The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is incorporated by reference in answers to Items 1 through 9 and Item 11 of the Schedule TO, and is supplemented by the information specifically provided herein.

ITEM 1. SUMMARY TERM SHEET; ITEM 4. TERMS OF THE TRANSACTION

The answers to the questions “Do you have the financial resources to make payment?” and “When and how will I be paid for my tendered Shares?” set forth in the Summary Term Sheet on pages iv and vii, respectively, of the Offer to Purchase, are hereby deleted and replaced by the following:

“Do you have the financial resources to make payment?

Covidien Group, our parent company, or one of its affiliates, will provide us with sufficient funds to purchase all of the outstanding Shares that are validly tendered and to pay our related fees and expenses. See Section 10 “Source and Amount of Funds” of this Offer to Purchase.

When and how will I be paid for my tendered Shares?

Unless the Offer is extended in accordance with the Merger Agreement, and subject to all of the conditions to the Offer having been satisfied or waived, we will accept for payment promptly after the expiration of the Offer all Shares validly tendered prior to the expiration of the Offer and not validly withdrawn. Promptly after the acceptance for payment of Shares tendered pursuant to the Offer, we will pay for these Shares. If there is a subsequent offering period, we would pay for all validly tendered Shares promptly after they are tendered. See Section 4 “Acceptance for Payment and Payment” of this Offer to Purchase.”

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a), (b), (d) Section 10 “Source and Amount of Funds” of the Offer to Purchase is hereby deleted and replaced by the following:

“10. Source and Amount of Funds

We estimate that the total amount of funds required to purchase all outstanding Shares pursuant to the Offer and the Merger and to pay related fees and expenses will be approximately $2.72 billion.

The Merger Agreement provides that, as of the effective time of the Merger (the “Effective Time”), each outstanding option to acquire Shares (each a “Company Option” and collectively, the “Company Options”) granted under the ev3 Inc. Third Amended and Restated 2005 Incentive Plan, the ev3 Inc. Second Amended and Restated 2005 Incentive Stock Plan, the ev3 Inc. Amended and Restated 2005 Incentive Stock Plan, the ev3 Inc. 2005 Incentive Stock Plan, the ev3 LLC Amended and Restated 2003 Incentive Plan, the FoxHollow Technologies, Inc. 2004 Equity Incentive Plan, the FoxHollow Technologies, Inc. 1997 Stock Plan, as amended, the Micro Therapeutics, Inc. Sixth Amended and Restated 1996 Stock Incentive Plan, the Micro Therapeutics, Inc. 1996 Stock Incentive Plan, as amended, the Micro Therapeutics, Inc. 1993 Incentive Stock Option, the Nonqualified Stock Option and Restricted Stock Purchase Plan, the Robert J. Palmisano Inducement Option Grant Certificate and the ev3 Inc. Employee

Stock Purchase Plan (the “Company Stock Plans”), without regard to the extent then vested and exercisable, will be cancelled and, in consideration of such cancellation, Covidien Group will, or will cause the surviving corporation to, promptly following the Effective Time, pay to such holders of Company Options, an amount in respect thereof equal to the product of (x) the excess, if any, of the Offer Price over the exercise price of each such Company Option and (y) the number of unexercised Shares subject thereto (such payment, if any, to be reduced by applicable tax withholding). Based on information provided to us by ev3, we estimate that the total amount of funds required to fulfill the foregoing obligations under the Merger Agreement will be approximately $90.3 million.

The Merger Agreement also provides that (i) each share of restricted stock (“Company Restricted Stock”) granted under any Company Stock Plan that is outstanding immediately prior to the Effective Time shall vest in full and become non-forfeitable effective immediately prior to the Effective Time and shall be cancelled at the Effective Time and converted into the right to receive a price per share equal to the Offer Price (subject to any applicable withholding of taxes required by applicable Law), and (ii) or restricted stock unit representing a right to receive one Share (each a “Company RSU” and collectively, the “Company RSUs”) granted under any Company Stock Plan that is outstanding immediately prior to the Effective Time shall vest in full effective immediately prior to the Effective Time and the Shares issued thereunder shall be cancelled at the Effective Time and converted into the right to receive a price per share equal to the Offer Price (subject to any applicable withholding of taxes required by applicable Law). Based on information provided to us by ev3, we estimate that the total amount of funds required to fulfill the foregoing obligations under the Merger Agreement will be approximately $47.6 million.

Under the Merger Agreement, ev3’s current offering period under the ev3 Amended and Restated Employee Stock Purchase Plan (the “ESPP”) will continue until June 30, 2010. After that time, no further offerings will be made under the ESPP and the ESPP will be terminated effective as of the completion of the Merger, unless the Merger Agreement is earlier terminated.

Covidien Group will ensure that we have sufficient funds to acquire all of the outstanding Shares pursuant to the Offer and to fulfill our obligations under the Merger Agreement. Covidien Group will be able to provide us with the necessary funds. As of June 28, 2010, Covidien Group and Purchaser had access to cash, cash equivalents and short- and long-term investments that exceed the total amount of funds required to purchase all outstanding Shares pursuant to the Offer and the Merger and to pay related fees and expenses.

CIFSA has provided a guaranty to ev3 for the full performance and payment by Covidien Group of its obligations pursuant to or in connection with the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement and is liable for any breach of, or other failure to perform, any such representation, warranty, covenant, obligation, agreement or undertaking of Covidien Group.”

ITEM 12. EXHIBITS

(a)(1)(A)	Offer to Purchase for Cash, dated June 11, 2010.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

(a)(5)(A)	Joint Press Release issued by Covidien plc and ev3 Inc., dated June 1, 2010 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Covidien plc on June 1, 2010).*

(a)(5)(B)	Summary Advertisement published in The Wall Street Journal on June 11, 2010.*

(a)(5)(C)	Complaint filed by Crystal Young, individually and on behalf of all others similarly situated, on June 7, 2010, in the District Court of the State of Minnesota, Hennepin County.*

(a)(5)(D)	Complaint filed by Kevin J. Keilty, individually and on behalf of all others similarly situated, on June 15, 2010, in the District Court of the State of Minnesota, Hennepin County.*

(a)(5)(E)	Complaint filed by Joanne Olson, individually and on behalf of all others similarly situated, on June 18, 2010, in the Court of Chancery of the State of Delaware.*

(b)	Commitment Letter, dated as of June 1, 2010, among Covidien plc, Covidien International Finance S.A. and Morgan Stanley Senior Funding, Inc.*

(d)(1)	Agreement and Plan of Merger, dated as of June 1, 2010, by and between Covidien Group S.a.r.l., COV Delaware Corporation, and ev3 Inc.*

(d)(2)	Tender and Voting Agreement, dated as of June 1, 2010, by and between Covidien Group S.a.r.l., COV Delaware Corporation Warburg, Pincus Private Equity Partners LP, Warburg, Pincus Netherlands Equity Partners I, C.V., and Warburg, Pincus Netherlands Equity Partners III, C.V.*

(d)(3)	Letter Agreement, dated as of April 6, 2010, by and between Tyco Healthcare Group d/b/a Covidien and ev3 Inc.*

(d)(4)	Letter Agreement, dated as of April 28, 2010, by and between Tyco Healthcare Group d/b/a Covidien and ev3 Inc.*

(d)(5)	Guaranty, dated as of June 1, 2010, by Covidien International Finance S.A.*

(g)	None.

(h)	None.

*	Previously filed.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COVIDIEN GROUP S.A.R.L.

Dated: June 28, 2010	By:	/s/ Michelangelo F. Stefani
	Name: Title:	Michelangelo F. Stefani General Manager

COV DELAWARE CORPORATION

Dated: June 28, 2010	By:	/s/ Matthew J. Nicolella
	Name: Title:	Matthew J. Nicolella Vice President and Assistant Secretary

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase for Cash, dated June 11, 2010.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

(a)(5)(A)	Joint Press Release issued by Covidien plc and ev3 Inc., dated June 1, 2010 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Covidien plc on June 1, 2010).*

(a)(5)(B)	Summary Advertisement published in The Wall Street Journal on June 11, 2010.*

(a)(5)(C)	Complaint filed by Crystal Young, individually and on behalf of all others similarly situated, on June 7, 2010, in the District Court of the State of Minnesota, Hennepin County.*

(a)(5)(D)	Complaint filed by Kevin J. Keilty, individually and on behalf of all others similarly situated, on June 15, 2010, in the District Court of the State of Minnesota, Hennepin County.*

(a)(5)(E)	Complaint filed by Joanne Olson, individually and on behalf of all others similarly situated, on June 18, 2010, in the Court of Chancery of the State of Delaware.*

(b)	Commitment Letter, dated as of June 1, 2010, among Covidien plc, Covidien International Finance S.A. and Morgan Stanley Senior Funding, Inc.*

(d)(1)	Agreement and Plan of Merger, dated as of June 1, 2010, by and between Covidien Group S.a.r.l., COV Delaware Corporation, and ev3 Inc.*

(d)(2)	Tender and Voting Agreement, dated as of June 1, 2010, by and between Covidien Group S.a.r.l., COV Delaware Corporation Warburg, Pincus Private Equity Partners LP, Warburg, Pincus Netherlands Equity Partners I, C.V., and Warburg, Pincus Netherlands Equity Partners III, C.V.*

(d)(3)	Letter Agreement, dated as of April 6, 2010, by and between Tyco Healthcare Group d/b/a Covidien and ev3 Inc.*

(d)(4)	Letter Agreement, dated as of April 28, 2010, by and between Tyco Healthcare Group d/b/a Covidien and ev3 Inc.*

(d)(5)	Guaranty, dated as of June 1, 2010, by Covidien International Finance S.A.*

(g)	None.

(h)	None.

*	Previously filed.